EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration Statement No. 333-144766, filed on July 23, 2007) of Umpqua Holdings Corporation of our report dated June 30, 2014, with respect to the statement of net assets available for benefits of Umpqua Bank 401(k) and Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, line 4i- Schedule of Assets (held at end of year) as of December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of the Umpqua Bank 401(k) and Profit Sharing Plan.

/s/ Moss Adams LLP
Portland, Oregon
June 30, 2014